SCOTT D. OLSON ESQ. Attorney at Law	274 broadway Costa mesa, ca 92627 M. 310.985.1034 e. sdoesq@gmail.com

March 31, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention:  J. Conlon Danberg

Re:	Medical Exercise Inc.

Registration Statement on Form S-1

Filed January 27, 2025

File No. 333-284522

Ladies and Gentlemen:

This letter sets forth the responses of Medical Exercise Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter dated February 23, 2025.

Prospectus Summary

Our Business, page 1

1.	It appears from your disclosure that you may be a shell company pursuant to Rule 405 under the Securities Act. In this regard, we note that you currently appear to have no or nominal operations. Additionally, your non-cash assets as of September 30, 2024 appear to be primarily comprised of $64,452 of property and equipment, net. However, you also note that you recognized aggregate impairment expense of $47,772 due to certain long-lived assets having a fair value less than their carrying value and recognized a gain on the sale of property and equipment during the three months ended September 30, 2024. Please explain whether you currently have more than nominal non-cash assets and provide us with a detailed legal analysis explaining why you are not a shell company or otherwise prominently disclose your shell company status on the cover page and the discuss the consequences of your shell company status throughout the registration statement, such as the restrictions on your ability to use registration statements on Form S-8, enhanced reporting requirements imposed on shell companies, the limitations on the ability of your security holders to resell their securities in reliance on Rule 144, and the potential reduced liquidity or illiquidity of your securities.

Response:

We appreciate your comments regarding our shell company status under Rule 405 of the Securities Act. We have carefully reviewed the issue, and below provide a detailed response to clarify why Medical Exercise Inc. does not qualify as a shell company under Rule 405 and why we believe we should not be classified as one.

SCOTT D. OLSON ESQ.

In SEC Release No. 33-8587, published on July 15, 2005 (the “Release”), the Securities and Exchange Commission (the “SEC”) defined a “shell company” as a company with no or nominal operations, and either no or nominal assets or assets consisting of any amount of cash and cash equivalents and nominal other assets. In adopting this definition, the Commission stated in the Release that it was trying to better describe the type of companies that were involved in certain schemes referred to in the Release. Specifically, it was focusing on companies which were essentially non-operating public companies that had no business or purpose other than a potential business combination transaction. Thus, the purpose of the shell definition was to provide a mechanism to address these types of schemes, and not to hamper the development of startups and development stage companies. Further, the SEC stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company. The SEC stated, “We are not defining the term ‘nominal,’ as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.” Indeed, the challenge presented to the SEC is providing a definition that can fit a variety of industries. For example, an oil and gas company or manufacturing operation would likely require much greater assets and operations than a software as a service company. Merriam-Webster defines nominal as “existing as something in name only: not actual or real: very small amount.”

The SEC attempted to provide some clarity regarding what they deemed “nominal” as a footnote to the Release (generally referred to as “Footnote 32”). In addition, under the definition set forth in Rule 12b-2 under the Exchange Act and Rule 405 of the Securities Act, if a company has more than nominal operations, further inquiry is not necessary as the company is not a shell company. Both Acts define a shell company as follows:

The term shell company means a registrant, other than an asset-backed issuer as defined in

Item 1101(b) of Regulation AB, that has:

1. No or nominal operations; and

2. Either:

a. No or nominal assets;

b. Assets consisting solely of cash and cash equivalents; or

c. Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Thus, the rule requires an analysis of, first, the operations of the company as nominal or not. If it is determined that the issuer has greater than nominal operations, no further analysis is required. However, if nominal operations are determined, we must then analyze the assets. The assets can be neither nominal nor solely consisting of cash and cash equivalent. Again, the determination of nominal is on a case by case basis. However, if an issuer whose assets consist solely of cash or cash equivalents, the issuer would be deemed a shell. It should be noted that although revenues are a good indicator of actual operations, the lack of revenues alone does not deem an issuer to have less than nominal operations.

SCOTT D. OLSON ESQ.

As previously stated, due to the less than precise definition of a ‘nominal” each issuer must be evaluated on a case by case basis. In evaluating an issuer’s shell status, we must look at the requirements of the issuer to successfully operate their business. What is more, the SEC has expressly stated in in Footnote 172 of the Release, the restrictions of a shell company as stated under Rule 144, generally, are not intended to “capture” startup companies with limited operating history. Therefore, the fact that an issuer has limited operations and assets or is a development stage company does not make an issuer a shell company, so long as it has taken active steps to implement a legitimate business plan, AND the issuer has no intention of placing an operating business, with operations and/or assets in excess of nominal within the issuer in order to avoid the restrictions of Rule 419 and seek an acquisition target otherwise.

Analyzing Medical Exercise Inc. as it relates a shell company:

Business Operations and Activity

While we recognize that, as of September 30, 2024, our non-cash assets consist primarily of property and equipment valued at $64,452, we respectfully submit that this does not mean we are a shell company. The fact that we have non-cash assets, such as property and equipment, coupled with our ongoing operations and expansion efforts, demonstrates that we have more than nominal operations.

As disclosed in our S-1, we are actively in the business of providing spinal care services and have operated a fully staffed clinic in North Palm Beach, Florida, from January 2024 through June 2024. This clinic served as a vital test location for our business model, refining our systems, staff training, operational procedures, and general workflows. Despite its closure in September 2024, we continue to maintain the North Palm Beach location’s property and have incurred ongoing rent payments to expedite its relocation. This demonstrates that we are actively working toward furthering our business and operations.

Additionally, as of June 2024, we received possession of 2 MedX, Inc. (MedX) medical lumbar extension machines, which are stored and ready for use in opening a second location. This marks an essential step in our expansion strategy. We are also actively looking for suitable locations to secure the new clinic and have plans to relocate the Palm Beach clinic to a higher-traffic area, with an estimated cost of $500,000 to relocate and operate. This further reinforces that we are an active business with ongoing operational plans.

This a timeline of material activity:

●	September 21, 2023: Medical Exercise Inc. is incorporated in Florida.

●	September 2023: The company acquired certain assets of MedX Fit Tech Inc., marking the transition to operating as a spinal care clinic provider.

SCOTT D. OLSON ESQ.

●	Late 2023: The company operates in the early stages of establishing its business model, focusing on the development of spinal care services and technology integration, and facility renovations.

●	January 2024-June 2024: The first clinic in North Palm Beach is fully staffed and operational. This location serves as a critical foundation for the company, offering a cost-effective and efficient environment to fine-tune and validate the business model. The North Palm Beach clinic required very little renovation, allowing the company to adopt a capital-light approach and test and fine tune its systems, staff training, establish operation procedures, and general workflows affordably. It provided valuable insights that enabled the company to refine and validate its processes and prepare for future clinic expansions.

●	June 2024: Medical Exercise Inc. receives possession of 2 MedX medical lumbar extension machines, which are currently in storage and ready for use in opening a second location once the North Palm Beach clinic has been relocated and operational.

●	September 2024: The company exits the North Palm Beach location as part of its strategic move to a more prominent, high-traffic site.

●	October 2024: The company begins planning for its next clinic location with a focus on higher visibility and convenience, targeting retail centers for expansion.

●	Late 2024: Medical Exercise Inc. evaluates its early operations, with the intention to refine business practices and focus on expanding its clinic base.

●	2025 (Ongoing): The company actively looks for suitable locations for its clinic. The estimated cost to relocate and operate the North Palm Beach clinic model in a new high-traffic location is approximately $500,000. In addition to our spinal care operations, Medical Exercise Inc. is actively engaged in ongoing research and development within the fitness industry, focusing on building strength training programs, nutrition strategies, and assessment techniques to enhance overall physical health and rehabilitation outcomes.

Non-Cash Assets and Impairment

Regarding the impairment expense of $47,772 recognized on certain long-lived assets, we would like to emphasize that this impairment was a non-cash transaction. The impairment was primarily a result of adjusting certain assets to their fair market value as part of our ongoing asset management strategy, especially as we refine our business model. While we recognized a gain on the sale of property and equipment during the three months ended September 30, 2024, this sale was part of our strategy to reposition assets and enhance our ability to move forward with operations, particularly the relocation of the clinic and the acquisition of new equipment. While the impairment expense reflects some adjustments in asset values, it should not be viewed as indicative of a lack of operations or business activity. Rather, it reflects the company’s ongoing efforts to optimize its operations and realign its assets as it prepares for future expansion.

Shell Analysis:

1.	Active Operations: We have successfully operated a clinic in North Palm Beach and are actively planning for licensing technology and assets for a relocation and opening of a new clinic. We are not merely holding assets; we are engaged in active business operations within the spinal care and rehabilitation industry. The North Palm Beach clinic, though closed, was an essential operational site that allowed us to validate and fine-tune our business model and test our processes in a real-world environment.

SCOTT D. OLSON ESQ.

2.	Non-Cash Assets: Our property and equipment, including the MedX medical lumbar extension machines we’ve acquired, are critical non-cash assets necessary for our business operations. These assets are not sitting idle; they are integral to the operation of our clinics, and we are actively using them to prepare for the opening of additional locations. We also continue to hold these assets as we prepare for further business development, which clearly exceeds the nominal asset threshold.

3.	Expansion and Growth: We are actively looking for suitable locations for our second clinic and have already secured medical equipment to support the expansion. The relocation and operation of the North Palm Beach clinic in a new location is a key part of our growth strategy. The company has an ongoing plan for further clinic openings and is working towards securing funding for the next stage of growth.

Based on the facts above, we believe that Medical Exercise Inc. does not meet the definition of a shell company under Rule 405. While our non-cash assets, including property and equipment, have been adjusted for impairment, we are actively engaged in a legitimate business operation with plans for expansion. We are not just holding assets; we are using them to develop and grow our business.

Given these factors, we respectfully request that the SEC reconsider the classification of Medical Exercise Inc. as a shell company and allow us to proceed with our registration as planned. We also note that we prominently disclose our non-shell status throughout the registration statement, including the consequences of being considered a shell company, such as the restrictions on the use of Form S-8, enhanced reporting requirements, and limitations on the resale of securities under Rule 144, should any of these matters need to be addressed further.

2.	We note your statement that Medical Exercise Inc. owns a pain clinic located in the city of North Palm Beach that recently closed. We also refer to your statements on page 26 that you do not own any real estate or other properties and on page 32 that you exited the sublease for this initial clinic location. Please revise your disclosure in the prospectus summary and throughout the prospectus to clarify, if true, that you do not currently own or operate any clinics. If the North Palm Beach location is permanently closed, please clearly state so instead of using the present tense.

Response: The North Palm Beach location is permanently closed. We have revised the prospectus to clarify this and remove the present tense.

3.	Please provide a description of your material business operations during the time when the business is not operating any clinics as well as the steps you will need to take to open and operate any new clinics or otherwise execute on your business plan, including the current status and expected timeline of your growth strategy. In this regard, we note the following statements on page 35 that appear to contradict the description of your business plan elsewhere in the prospectus: "We do not intend to own and operate fitness centers directly. Our primary focus will initially be on licensing, and then ultimately franchising, our comprehensive system to independent operators."

Response: We note our description of our business in response to comment 1. Our material business operations during the time when the business is not operating any clinics have been focused on searching for a new location, researching opportunities in the fitness industry and prepare for the company’s public listing. We intend to raise additional capital to fund the relocation and expansion within the next 6 months. Our plan is move away from an operator model to a licensee and ultimately, a franchisee model.

SCOTT D. OLSON ESQ.

4.	Please revise to balance your disclosure in the Prospectus Summary to include equally prominent disclosure of the following, as you do elsewhere in the prospectus, that:

●	your officers and directors and their affiliates, in the aggregate, beneficially own approximately 82% of your issued and outstanding common stock and that, as a result, they have the ability to control matters affecting minority shareholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares;

●	your auditor's report includes an explanatory paragraph regarding substantial doubt about your ability to continue as a going concern; and

●	your current operating funds are not adequate for corporate existence over the next twelve months.

Response: We have added disclosures to the Prospectus Summary addressing the bullet points above.

Risk Factors

Risks Related to the Industry

We face risks associated with government regulation, page 8

5.	Here or elsewhere in the prospectus, please clarify if the Company needs any licenses or permits to own or operate its clinics or otherwise execute its business plan and whether or not the Company obtained any such permits in connection with the operation of its North Palm Beach location. We also note that your company's public website lists a future location in North St. Petersburg. To the extent material, your disclosure should address the specific permitting requirements under Florida or applicable local law relevant to your business.

Response: The company does not need any special licenses or permits to own or operate its clinics or otherwise execute its business plan.

The company’s website states:

Registered Office:
7901 4th Street North St. Petersburg, FL 33702

Clinic:
Coming soon!

SCOTT D. OLSON ESQ.

Risks Associated with Our Common Stock

NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock, page 9

6.	The disclosure in this risk factor appears to be incomplete. Please revise as applicable. Additionally, to the extent this risk factor relates to NASD IM-2310-2, please consider whether that rule has been superseded by FINRA Rule 2111 and any implications on your disclosure.

Response: We have revised the Risk Factor accordingly.

Legal and Regulatory Risks

We may in the future be subject to claims and lawsuits alleging that our products and services fail to provide accurate..., page 11

7.	This risk factor references your "proposed digital platform" that may be used to track and display various information about users’ activities. Please describe this digital platform more fully elsewhere in the prospectus.

Response: We have removed the Risk Factor that described risks to a proposed digital platform.

Risks Related to Our Financial Condition

We are a development stage company..., page 12

8.	We refer to your risk factor disclosure of the Company's "planned acquisition." Please revise your disclosure, where appropriate, to describe in greater detail your planned acquisition, including whether you have entered into any agreements in connection with such acquisition.

Response: We have revised the Risk Factor to replace “acquisition” with “expansion”. The company currently has no mergers and acquisition strategy or plan.

We depend on uncompensated executives to implement our business plan, page 13

9.	We note your statement that you "have not paid any salary to Mr. Degelman and Mr. Lemos for their services to the Company." Your Executive Compensation disclosure on page 40 shows 2024 salaries of $4,000 and $1,000 for Messrs. Degelman and Lemos, respectively but notes that "[n]o salaries are being paid at the present time." If true, please revise the risk factor to clarify that you are not currently paying any salary to your offices for their services to the Company.

Response: The disclosure on page 40 is correct in that the company has paid 2024 executive salaries of $4,000 and $1,000, and we have revised the Risk Factor accordingly.

SCOTT D. OLSON ESQ.

Cautionary Note Regarding Forward-Looking Statements, page 17

10.	We note your reference to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, as amended. Please be advised that the safe harbor provisions contained in Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to forward-looking statements made by issuers in connection with an initial public offering. Please delete the references to the safe harbor or state explicitly that the safe harbor protections do not apply to your company.

Response: We have amended the prospectus accordingly to remove the safe harbor and add the disclaimer.

Description of Business, page 26

11.	Please update this section as applicable to describe your current business operations and to clearly distinguish your existing operations from your business plan or other planned or anticipated operations. For example, please avoid referring to your clinics in the present tense if you are not currently operating multiple clinics.

Response: We have amended the prospectus accordingly to clarify the company’s current business.

Business overview, page 27

12.	We note your disclosure that your clinics "are equipped with an average of seven Medical Exercise Inc.’s medical strengthening machines." Please clarify what the average number of medical strengthening machines means in this context if you have only operated either one or zero clinics since inception.

Response: Our prior clinic in North Palm Beach operated with seven medical strengthening machines. We have amended the prospectus to remove the reference to an average of seven machine.

13.	You state here that you "do not require appointments" and that your clients "do not need appointments." However, you also state on page 30 that "appointments are necessary." We also note your disclosure on page 27 that your clinics feature a "welcoming, non-clinical atmosphere," but you state on page 32 that your clinic has a "clinical feel, with no music, mirrors, or other distractions..." Please revise to reconcile these disclosures.

Response: Our clinics are intended to have a “welcoming, non-clinical atmosphere” with appointments not being necessary. We have amended the prospectus to clarify this.

SCOTT D. OLSON ESQ.

Medical Exercise Inc.'s Technology and Treatment, page 27

14.	We note your description of the Company's Lumbar and Cervical Extension Machines. Please revise your disclosure to addressing the following comments:

●	Please explain if you purchase these machines from third parties or if you are involved in their design or manufacturing. Please also clarify whether you currently rely on any single manufacturers or suppliers for your Lumbar and Cervical Extension Machines, and if so, please expand your disclosure to discuss your sources, including the names of any principal suppliers or manufacturers. See Item 101(h)(4)(v) of Regulation S-K.

●	We note your statement that "[t]hese machines are backed by extensive research and are proven to help clients strengthen their spinal muscles, even after other treatments have failed." Please expand your disclosure relating to extensive research relating to the spinal care machines and provide the basis or source for this statement or note if it is the belief of management.

Response: We purchased our Lumbar and Cervical Extension Machines from MedX (http://medxonline.net/) and currently MedX is our sole supplier. MedX provides extensive research for its products: http://medxonline.net/research-articles/ and https://medx.clinic/research/. We have amended the prospectus to add this information.

Medical Exercise Inc.'s Strength Rehabilitation Program, page 28

15.	Your disclosure here references "benchmarks from the University of Florida study." Please clarify the specific study being referenced.

Response: Many of MedX studies on its equipment were conducted at the University of Florida, so in light of this, we have amended the prospectus to clarify that the studies were conducted by MedX.

Prevalence of Spinal Conditions, page 28

16.	We note your statements that "[i]t is estimated that nearly 80% of adults in the U.S. will experience back pain at some point in their lives" and that "[c]hronic back pain is a leading cause of disability and a common reason for missed work and healthcare visits." Please provide the source or basis for these statements or note if the statements are the beliefs of management.

Response: These statements are the belief of management, and we have amended the prospectus to clarify this.

SCOTT D. OLSON ESQ.

Market Size and Growth, page 29

17.	We note your disclosure that the U.S. spinal care market, which encompasses services, devices, and pharmaceuticals related to the treatment of spinal conditions, is "substantial, with estimates in the tens of billions of dollars." Please provide the market estimate for the U.S. spinal services market given your current business strategy to operate spinal care clinics. In your revised disclosure, please provide the sources or basis for these estimates.

Response: These statements are the belief of management, and we have amended the prospectus to clarify this.

Our Growth Strategy, page 30

18.	We note your disclosure that your principal growth strategy entails opening or purchasing company-owned clinics that meet your “criteria for demographics, site attractiveness, proximity to other clinics and other suitability factors.” Please expand your disclosure to discuss in greater detail your criteria for opening or purchasing clinics.

Response: We do not have a strategy or plan to purchase clinics, our strategy is to pursue opening clinics generally in areas that have a minimum population of at least 50,000 residents within a 10 mile radius of the proposed new clinic location. We have amended the prospectus to clarify this.

Research and Development, page 34

19.	We note your disclosure on page 35 that your MedEx system utilizes a combination of “expert medical support” and “personalized nutrition.” Please revise to specify the types of expert medical support that you will provide, including whether you plan to utilize medical practitioners to provide tailored health and nutritional recommendations to your customers.

Response: We are referring to our proposed fitness business in the form of telemedicine and online pharmacy which will be provided by PeterMD (https://petermd.us/) through a referral arrangement with the Company. We have amended the prospectus to clarify this.

SCOTT D. OLSON ESQ.

Conclusion:

We have carefully reviewed the Staff's comments and has made the necessary amendments to the Registration Statement as detailed in this response letter. We believe the Registration Statement, as amended, now accurately reflects our business, financial condition, and results of operations and complies with all applicable SEC regulations.

Acceleration Request:

We hereby request that the Staff accelerate the effective date of the registration statement to March 31, 2025 or as soon as practicable thereafter. We have fully addressed all comments raised by the Staff and believe the registration statement is now complete and ready for effectiveness.

We appreciate the Staff's review and are available to discuss any further questions you may have.

Sincerely,

/s/ Scott Olson

Scott D. Olson, Esq.